SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Flag Ship Acquisition Corporation

G3530C133

(CUSIP Number)

June 18, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 11 Pages

Exhibit Index: 10 Page

CUSIP No. G3530C133	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS Harraden Circle Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 600,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 600,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.77%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, HC, IA

CUSIP No. G3530C133	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS Harraden Circle Investors GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 469,496
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 469,496
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 469,496
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.30%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN, HC

CUSIP No. G3530C133	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS Harraden Circle Investors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 469,496
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 469,496
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 469,496
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.30%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, HC

CUSIP No. G3530C133	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS Harraden Circle Investors, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 469,496
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 469,496
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 469,496
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.30%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G3530C133	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS Harraden Circle Special Opportunities, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G3530C133	Page 7 of 11 Pages

1	NAMES OF REPORTING PERSONS Frederick V. Fortmiller, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 600,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 600,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.77%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No. G3530C133	Page 8 of 11 Pages

Item 1(a).	Name of Issuer

Flag Ship Acquisition Corporation (the “issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

26 Broadway, Suite 934, New York, NY 10004

Item 2(a).	Names of Persons Filing

This Statement is filed on behalf of the following persons (collectively, the “Reporting Persons”):

i)	Harraden Circle Investors, LP (“Harraden Fund”),

ii)	Harraden Circle Special Opportunities, LP (“Harraden Special Op Fund”)

iii)	Harraden Circle Investors GP, LP (“Harraden GP”);

iv)	Harraden Circle Investors GP, LLC (“Harraden LLC”);

v)	Harraden Circle Investments, LLC (“Harraden Adviser”); and vi) Frederick V. Fortmiller, Jr. (“Mr. Fortmiller”);

This Statement relates to Shares (as defined herein) directly beneficially owned by Harraden Fund and Harraden Special Op Fund, Harraden GP is the general partner to Harraden Fund and Harraden Special Op Fund, and Harraden LLC is the general partner of Harraden GP. Harraden Adviser serves as investment manager to Harraden Fund, Harraden Special Op Fund and other high net worth individuals. Mr. Fortmiller is the managing member of each of Harraden LLC and Harraden Adviser. In such capacities, each of Harraden GP, Harraden LLC, Harraden Adviser and Mr. Fortmiller may be deemed to indirectly beneficially own the Shares reported herein directly beneficially owned by Harraden Fund and Harraden Special Op Fund.

Item 2(b).	Address of Principal Business Office or, if None, Residence

The address of the principal business office of each Reporting Person is 299 Park Avenue, 21st Floor, New York, NY 10171.

Item 2(c).	Citizenship

Each of Harraden Fund, Harraden Special Op Fund and Harraden GP is a Delaware limited partnership. Each of Harraden LLC and Harraden Adviser is a Delaware limited liability company. Mr. Fortmiller is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Class A Common Stock, par value $0.0001 per share (“Shares”)

Item 2(e).	CUSIP No. G3530C133

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: This Item 3 is not applicable.

CUSIP No. G3530C133	Page 9 of 11 Pages

Item 4.	Ownership

Item 4(a)	Amount Beneficially Owned

As of June 18, 2024, each of the Reporting Persons may be deemed the beneficial owner of 600,000 Shares underlying Units held directly by Harraden Fund, Harraden Special Op Fund and Harraden Adviser.

Item 4(b)	Percent of Class Fund and Harraden Adviser.

As of June 18, 2024, each of the Reporting Persons may be deemed the beneficial owner of approximately 6.77% of Shares outstanding. This percentage is based on a total of 8,863,000 Shares outstanding, based on information in the Form 424B4 filed by the Company on June 18, 2024.

Item 4(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	600,000
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	600,000

Item 5.	Ownership of Five Percent or Less of a Class

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group

This Item 9 is not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. G3530C133	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 28, 2024

HARRADEN CIRCLE INVESTORS, LP
HARRADEN CIRCLE SPECIAL OPPORTUNITIES, LP

By:	HARRADEN CIRCLE INVESTORS GP, LP, its
general partner

By:	HARRADEN CIRCLE INVESTORS GP, LLC, its
general partner

By:	/s/ Frederick V. Fortmiller, Jr.
Title:	Managing Member

HARRADEN CIRCLE INVESTORS GP, LP

By:	HARRADEN CIRCLE INVESTORS GP, LLC, its
general partner

By:	/s/ Frederick V. Fortmiller, Jr.
Title:	Managing Member

HARRADEN CIRCLE INVESTORS GP, LLC

By:	/s/ Frederick V. Fortmiller, Jr.
Managing Member

HARRADEN CIRCLE INVESTMENTS, LLC

By:	/s/ Frederick V. Fortmiller, Jr.
Managing Member

FREDERICK V. FORTMILLER, JR.

/s/ Frederick V. Fortmiller, Jr.

CUSIP No. G3530C133	Page 11 of 11 Pages

Exhibit INDEX

Joint Filing Agreement	11